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                                                                 SEC File Number
                                                                     33-75224
                                                                     --------

                                UNITED STATES                    CUSIP Number
                      SECURITIES AND EXCHANGE COMMISSION         53222A AA 6 and
                            Washington, D.C. 20549               53222A AA B4
================================================================================

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended: March 31, 1998

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


Full Name of Registrant  LIGGETT GROUP INC.


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Former Name if Applicable


Address of Principal Executive Office (STREET AND NUMBER)  100 SOUTHEAST SECOND
                                                           STREET

City, State and Zip Code  MIAMI, FLORIDA  33131




Full Name of Registrant  EVE HOLDINGS INC.


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Former Name if Applicable


Address of Principal Executive Office (STREET AND NUMBER)  100 SOUTHEAST SECOND
                                                           STREET

City, State and Zip Code  MIAMI, FLORIDA  33131


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




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 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrants could not obtain all the required information necessary to complete their quarterly reports on Form 10-Q.


                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           JOSELYNN D. VAN SICLEN           305                 579-8000
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         For the three (3) months ended March 31, 1998, Liggett will report revenues of approximately $65.6 million and a net loss of approximately $0.5 million compared to revenues of approximately $66.3 million and a net loss of approximately $1.1 million for the same period in 1997.

         The decrease in revenues of $0.7 million at Liggett is due to the decline in overall unit sales volume partially offset by the March 1997, September 1997 and January 1998 list price increases.

                               LIGGETT GROUP INC.
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 1998                    By /s/ Samuel M. Veasey
     ------------                      ----------------------------------------
                                     Samuel M. Veasey
                                     Senior Vice President,
                                     Chief Financial Officer and Treasurer

                               EVE HOLDINGS INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 1998                    By /s/ Joselynn D. Van Siclen
     ------------                      ----------------------------------------
                                     Joselynn D. Van Siclen
                                     Vice President and Treasurer